UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 13, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amylin Pharmaceuticals, LLC

File No. 0-19700-CF#29199

Bristol-Myers Squibb Company (successor to Amylin Pharmaceuticals, LLC) submitted an application under Rule 24b-2 of the Exchange Act requesting an extension of prior grants of confidential treatment for information that Amylin Pharmaceuticals, LLC excluded from the Exhibits to a Form10-K filed on March 12, 2004 as amended and Forms 10-Q filed on July 31, 2008, May 6, 2010, May 5, 2011 and August 3, 2012.

Based on representations by Bristol-Myers Squibb Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.48	10-K	March 12, 2004	through December 31, 2015
10.5	10-Q	July 31, 2008	through December 31, 2015
10.2	10-Q	May 6, 2010	through December 31, 2015
10.4	10-Q	May 5, 2011	through December 31, 2015
10.2	10-Q	August 3, 2012	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel